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EXHIBIT NO. 11

                STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
                          YEAR ENDED DECEMBER 31, 1996

 1.   Net Income..................................................  $1,946,699
 2.   Weighted average common shares outstanding..................   1,619,699
 3.   Common stock equivalents due to dilute effect of stock           123,322
        options...................................................
 4.   Total weighted average common shares and equivalents           1,743,021
        outstanding...............................................
 5.   Earnings per share..........................................  $     1.12

     Primary and fully diluted earnings per share are the same.

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